**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

July 16, 2019

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In the Matter of

AFG Holdings, Inc.	**ORDER DECLARING REGISTRATION**
945 Bunker Hill Road, Suite 500	**STATEMENT ABANDONED UNDER THE**
Houston, TX 77024	**SECURITIES ACT OF 1933, AS AMENDED**

File No. 333-225386

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AFG Holdings, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

AFG Holdings, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 16, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary